Exhibit (a)(20)
BURGER KING HOLDINGS, INC. ANNOUNCES END OF “GO-SHOP” PERIOD
MIAMI — October 13, 2010 — Burger King Holdings, Inc. (NYSE: BKC) (the “Company”) today announced the expiration of the “go-shop” period pursuant to the terms of the previously announced merger agreement, dated as of September 2, 2010, which contemplates the acquisition of the Company by an affiliate of 3G Capital.
During the “go-shop” process the Company had the right to solicit superior proposals from third parties for a period of 40 calendar days continuing through October 12, 2010. The Company noted that it did not receive any alternative acquisition proposals during the “go-shop” period.
The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Thursday, October 14, 2010, unless extended or earlier terminated. The Company continues to recommend that stockholders tender their shares pursuant to the tender offer commenced by an affiliate of 3G Capital.
Contacts
For Burger King Holdings, Inc.
Media
Miguel Piedra
(305) 378-7277
Investors
Sergio Manas
(305) 378-7696
About Burger King Holdings, Inc.
The BURGER KING® system operates more than 12,150 restaurants in all 50 states and in 76 countries and U.S. territories worldwide. Approximately 90 percent of BURGER KING® restaurants are owned and operated by independent franchisees, many of them family-owned operations that have been in business for decades. In 2008, Fortune magazine ranked Burger King Corp. (BKC) among America’s 1,000 largest corporations and in 2010, Standard & Poor’s included shares of Burger King Holdings, Inc. in the S&P MidCap 400 index. BKC was recognized by Interbrand on its top 100 “Best Global Brands” list and Ad Week has named it one of the top three industry-changing advertisers within the last three decades. To learn more about Burger King Corp., please visit the Company’s Web site at http://www.bk.com.

Forward Looking Statements
This press release may contain “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties and are not guarantees of future performance. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements include, without limitation, statements regarding the consummation of the tender offer and merger and the intent of any parties about future actions. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties, including uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived and risks and uncertainties relating to these matters that are discussed in documents filed with the SEC by Burger King Holdings, Inc. as well as the tender offer documents filed by an affiliate of 3G Capital and the solicitation/recommendation statement filed by the Company. Investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com. Neither 3G Capital nor the Company undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.
Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to an offer to purchase and related materials that an affiliate of 3G Capital filed with the SEC. An affiliate of 3G Capital has filed a tender offer statement on Schedule TO with the SEC in connection with the commencement of the offer, and the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, including any amendments thereto, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been or will be sent free of charge to all the Company’s stockholders. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Schedule TO, Schedule 14D-9 and related materials may be obtained for free from D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Toll-Free Telephone: (800) 714-3313. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company by contacting the Company’s Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com.
Additional Information about the Merger and Where to Find It
In connection with the potential transaction referred to in this press release, Burger King Holdings, Inc. filed a preliminary proxy statement with the SEC related to the approval of the merger agreement by the Company’s stockholders. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by an affiliate of 3G Capital pursuant to the terms of the merger agreement. The materials filed and to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and stockholders also may obtain free copies of the proxy statement from the Company by contacting the Company’s Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com. Investors and security holders of the Company are urged to read the definitive proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.
Burger King Holdings, Inc. and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2009 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended June 30, 2010, the preliminary proxy statement relating to the merger and other relevant materials which may be filed with the SEC in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the definitive proxy statement relating to the merger when it becomes available.